SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) July 7, 2006

Petroleum Development Corporation
(Exact Name of Registrant as Specified in Charter)

Nevada	0-7246	95-2636730
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

103 East Main Street; Bridgeport, WV   26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code   304-842-3597

no change
(Former Name or Former Address, if Changed Since Last Report

Item 8.01.   Other Events.

Petroleum Development Corporation (PETD) today announced that on July 6, 2006 the Company received confirmation from NASDAQ Listing Qualifications Panel of the Company's compliance with all NASDAQ marketplace rules. Accordingly, the Panel determined to continue the listing of the Company's securities on the NASDAQ Global Market.

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

The news release is filed herewith as Exhibit 99.1 and incorporated herein by reference.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

_____

Petroleum Development Corporation

Date_ July 7, 2006 _____

By _/s/ Darwin L. Stump_____
     Darwin L. Stump
     Chief Financial Officer